                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               Genicom Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   372282-10-3
                         ------------------------------
                                 (CUSIP Number)

Daniel J. O'Brien                                          Kevin J. Curley, Esq.
177 Broad Street                 with a copy to:     Morgan, Lewis & Bockius LLP
Stanford, CT  06901                                              101 Park Avenue
                                                             New York, NY  10178
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 1995
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages(s))

                               Page 1 of 20 Pages

 CUSIP NO. 37222-10-3                 13D                 PAGE  2  OF  20  PAGES

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.H. Whitney & Co., a New York limited partnership (IRS Identification No. 13-1534455), the general partners of which are Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Benno C. Schmidt and Michael R. Stone

--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) / /
                                                                      (B) /X/
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

               WC

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or (e)                                          / /

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York limited partnership. All general partners are United States citizens

--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER

                                     258,486

  NUMBER OF            ---------------------------------------------------------
   SHARES                8         SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                           0
    EACH
  REPORTING            ---------------------------------------------------------
   PERSON                9         SOLE DISPOSITIVE POWER
    WITH
                                     258,486

                       ---------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               258,486

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                           /X/

--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.4%

--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 37222-10-3                   13D               PAGE  3  OF  20  PAGES



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.H. Whitney Associates, a New York limited partnership (IRS Identification No. 13-3130244), the sole general partner of which is J.H. Whitney & Co., a New York limited partnership

--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A) / /
                                                                       (B) /X/

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

               WC

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or (e)                                          / /


--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York limited partnership. Sole general partner is a New York limited partnership

--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER

                                     0
                       ---------------------------------------------------------
 NUMBER OF               8         SHARED VOTING POWER
   SHARES
BENEFICIALLY                         0
  OWNED BY             ---------------------------------------------------------
   EACH                  9         SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                             0
   WITH                ---------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                           /X/
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1

                                       TO

                                  SCHEDULE 13D

          Filed by J. H. Whitney & Co. and J. H. Whitney Associates Pursuant to Section 13 of the Securities Exchange Act of 1934 and Regulation 13d-1 Thereunder.

                   This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated July 7, 1986 (the "Original Schedule 13D") filed by J. H. Whitney & Co. ("Whitney & Co.") and J. H. Whitney Associates ("Whitney Associates") with respect to the Common Stock, par value $.01 per share, of Genicom Corporation, a Delaware corporation ("Genicom"). This Amendment is being filed as a result of recent open market sales and transfers to limited partners, as a result of which Whitney & Co. and Whitney Associates are now the beneficial owners of less than 5% of the Common Stock of Genicom. Whitney & Co. owns 258,486 shares (2.4%) of Genicom Common Stock and Whitney Associates no longer owns any Genicom Common Stock. Whitney & Co. and Whitney Associates disclaim that they and any other person constitute or have constituted a "person" or "group" as such terms are used in Section 13(d) of the Securities Exchange Act of 1934. The filing of this Amendment shall not be construed as an admission that Whitney & Co., Whitney Associates and any other person constitute such a person or group.

                   Item 1:  Security and Issuer

                   This Schedule relates to Common Stock of Genicom. Genicom has its principal office at 14800 Conference Center Drive-Suite 400, Westfield, Virginia 22021-3806.


                   Item 2:  Identity and Background

                   Whitney & Co. is a New York limited partnership, with offices at 177 Broad Street, Stamford, Connecticut 06901. The names and business addresses of the general partners of Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E.

Newton, III, Daniel J. O'Brien and Michael R. Stone (the business address of each of whom is 177 Broad Street, Stamford, Connecticut 06901), and Benno C. Schmidt (whose business address is 630 Fifth Avenue, New York, New York 10111). The principal business of Whitney & Co. is that of a private investment firm. The principal occupation or employment of each of its general partners is that of general partner in Whitney & Co.

                   Whitney Associates is a New York limited partnership, with offices at 177 Broad Street, Stamford, Connecticut 06901. Whitney & Co. is the sole general partner of Whitney Associates. The principal business of Whitney Associates is that of a private investment firm.

                   Neither Whitney & Co., Whitney Associates nor any general partner of Whitney & Co., has, at any time during the last five years, been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   Each general partner of Whitney & Co. is a citizen of the United States.

                   Item 3:  Source and Amount of Funds or Other Consideration

                   No change from Original Schedule 13D.

                   Item 4:  Purpose of Transaction

                   No change from Original Schedule 13D.


                   Item 5:  Interest in Securities of the Issuer

                   (a) Whitney & Co. owns 258,486 shares of Genicom's Common Stock (or 2.4% of the total outstanding), and Whitney Associates owns no shares of Genicom's Common Stock.*


-----------
*  The figures for the amounts held by Whitney & Co. and Whitney
   Associates do not include 42,227 shares of Genicom Common Stock owned directly by Benno C. Schmidt, a general partner of Whitney & Co., with respect to which Whitney & Co. and Whitney Associates disclaim beneficial ownership.

                   (b) Whitney & Co. has sole power to vote and dispose of the securities of Genicom which it owns.

                   (c) See Item 5(e) below.

                   (d) No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of Genicom owned by Whitney & Co.

                   (e) As a result of open market sales and transfers to limited partners, Whitney & Co. and Whitney Associates ceased to be the beneficial owners of more than 5% of the Common Stock of Genicom on October 26, 1995.

                   Item 6: Contracts, Amendments, Understandings or Relationships with Respect to Securities of the Issuer

                   No change from Original Schedule 13D.

                   Item 7:  Material to be Filed as Exhibits

                   A copy of the Original Schedule 13D (without the Exhibits thereto) is attached as an Exhibit to this Amendment No. 1.

                   After reasonable inquiry and to the best of its knowledge and belief, each of Whitney & Co. and Whitney Associates certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1995



                                            J. H. WHITNEY & CO.

                                            By: Daniel J. O'Brien
                                                ---------------------
                                                General Partner


                                            J. H. WHITNEY ASSOCIATES

                                            By: J. H. Whitney & Co.
                                                General Partner


                                                By: Daniel J. O'Brien
                                                    ---------------------
                                                    General Partner

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.  )*

                             Genicom Corporation
  -----------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
  -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 372282-10-3            Kevin J. Curley, Esq.
  Edward V. Ryan         ---------------------------    Barrett Smith Schapiro
  J. H. Whitney & Co.           (Cusip Number)            Simon & Armstrong
  630 Fifth Avenue              with a copy to:         26 Broadway
  New York, New York 10111                              New York, New York 10004
  -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 2, 1986
                         ---------------------------
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s)

                                  Page 1 of 19 Pages
                                            --

 CUSIP NO. 372282-10-3                          13D                                    PAGE  2 OF 19  PAGES
                                                                                            ---   ---

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                          J. H. Whitney & Co., a New York limited         |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON partnership (IRS Identification No.             |
|     |13-1534455), the general partners of which are Don E. Ackerman, Michael C. Brooks,                 |
|     | John W. Larson, Harry A. Marshall, David T. Morgenthaler II, Russell E.                           |
|     | Planitzer, Edward V. Ryan and Benno C. Schmidt                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                         (b) [ X ] |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC                                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     | New York limited partnership.  All general partners are                                           |
|     | United States citizens                                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  3,151,077                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |      0                                                          |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  3,151,077                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |      0                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 3,151,077                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 33%                                                                                               |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | PN                                                                                                |
-----------------------------------------------------------------------------------------------------------

                                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 372282-10-3                          13D                                    PAGE  3  OF 19 PAGES
                                                                                            ---   ---
-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                 |
|     | J. H. Whitney Associates, a New York limited partnership (IRS                                     |
|     | Identification No. 13-3130244), the sole general partner of which is                              |
|     | J. H. Whitney & Co., a New York limited partnership                                               |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                         (b) [ X ] |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC                                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     | New York limited partnership.  Sole general partner is a                                          |
|     | New York limited partnership                                                                      |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  1,653,833                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |      0                                                          |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  1,653,833                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |      0                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,653,833                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [ X ] |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 17.3%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | PN                                                                                                |
-----------------------------------------------------------------------------------------------------------

                                * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 4 of 19 Pages





                                    Schedule 13D
                                    ------------


         Pursuant to an agreement (the "Agreement") with

Genicom Corporation, a Delaware corporation ("Genicom"),

dated as of June 25, 1986, J. H. Whitney & Co., a New York

limited partnership ("Whitney & Co."), and J. H. Whitney

Associates, a New York limited partnership ("Whitney

Associates"), each agreed to purchase from Genicom 125,000

shares (collectively, the "Shares") of Genicom's Common

Stock, par value $.01 per share ("Common Stock"), at a

price of $9.00 per share.  Their obligation to purchase

the Shares was conditioned upon the consummation of the

closing of the sale by Genicom of 1,500,000 shares of

Common Stock to the underwriters pursuant to the June 25,

1985 Underwriting Agreement among Genicom and The First

Boston Corporation and L.F. Rothschild, Unterberg, Towbin,

as representatives of the several underwriters named therein.

Such closing occurred on July 2, 1986, and Whitney & Co.

and Whitney Associates purchased the Shares on July 2, 1986.

          Whitney & Co. and Whitney Associates are filing

this Schedule 13D solely by virtue of their acquiring the

Shares pursuant to the Agreement.  Whitney & Co. and Whitney

                                       Page 5 of 19 Pages

Associates disclaim that they and any other purchaser

under the Agreement constitute a "person" or "group" as

such terms are used in Section 13(d) of the Securities

Exchange Act of 1934.  The filing of this Schedule shall

not be construed as an admission that Whitney & Co., Whitney

Associates and any other purchaser constitute such a person

or group.


           Item 1:      Security and Issuer
           --------------------------------

           This Schedule relates to the Common Stock of

Genicom.  Genicom has its principal office at Genicom

Drive, Waynesboro, Virginia 22980.


           Item 2:      Identity and Background
           ------------------------------------

           Whitney & Co. is a New York limited partnership,

with offices at 630 Fifth Avenue, New York, New York 10111.

The names and business addresses of the general partners of

Whitney & Co. are as follows:  Don E. Ackerman, Michael C.

Brooks, Russell E. Planitzer, Edward V. Ryan, Benno C.

Schmidt (the business address of each of whom is 630 Fifth

Avenue, New York, New York 10111), John W. Larson, Harry

A. Marshall and David T. Morgenthaler II (the business

address of each of whom is 3000 Sand Hill Road, No. 1-270,

                                                 Page 6 of 19 Pages



Menlo Park, California 94025).  The principal business of

Whitney & Co. is that of a private investment firm.  The

principal occupation or employment of each of its general

partners is that of general partner in Whitney & Co.

          Don E. Ackerman is Chairman of the Board of

Directors of Genicom.

          Whitney Associates is a New York limited partner-

ship, with offices at 630 Fifth Avenue, New York, New York

10111.  Whitney & Co. is the sole general partner of Whitney

Associates.  The principal business of Whitney Associates

is that of a private investment firm.

          Neither Whitney & Co., Whitney Associates nor

any general partner of Whitney & Co., has, at any time

during the last five years, been (a) convicted in any

criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a

judicial or administrative body of competent jurisdiction

as a result of which any of them was or is subject to a

judgment, decree or final order enjoining future violations

of, or prohibiting or mandating activities subject to,

federal or state securities laws or finding any violation

with respect to such laws.

                                                              Page 7 of 19 Pages




                       Each general partner of Whitney & Co. is a

citizen of the United States.

          Item 3:      Source and Amount of Funds or
                       -----------------------------
                       Other Consideration
                       -------------------

         The cash purchase price of the 1,497,244 shares

of Common Stock identified in Item 5 hereof as owned by

Whitney & Co. was paid by Whitney & Co. from its own funds

available for investment.  Whitney & Co. acquired such

shares in the following transactions:

           1.  On June 29, 1983, Whitney & Co. bought 173

shares of Common Stock for $260 in cash.

           2.  On October 21, 1983, Whitney & Co. bought

8,000 shares of Preferred Stock, $1 par value ("Preferred

Stock"), of the Company for $800,000 in cash and 1,333,160

shares of Common Stock for $199,974 in cash.

           3.  On December 20, 1984, Whitney & Co. bought

66,667 shares of Common Stock for $500,000 in cash.

           4.  On December 20, 1984, the 8,000 shares of

Preferred Stock previously acquired by Whitney & Co. were

exchanged for 106,666 shares of Common Stock.

           5.  On January 3, 1985, Whitney & Co. purchased

22,167 shares of Common Stock for $166,250 in cash.

                                                 Page 8 of 19 Pages




          6.  On July 2, 1986, Whitney & Co. purchased

125,000 Shares pursuant to the Agreement for $1,125,000 in

cash.

          7.  Whitney has transferred a total of 156,589

shares of Common Stock to partners and retired partners of

of Whitney & Co.

          The cash purchase price of the 1,653,833 shares

of Common Stock identified in Item 5 of this Statement

as owned by Whitney Associates was paid by Whitney Associates from its own funds available for investment.  Whitney

Associates acquired such shares in the following trans-

actions:

           1.   On June 29, 1983, Whitney Associates bought

173 shares of Common Stock for $260 in cash.

           2.  On October 21, 1983, Whitney Associates

bought 8,000 shares of Preferred Stock, $1 par value

("Preferred Stock"), of the Company for $800,000 in cash

and 1,333,160 shares of Common Stock for $199,974 in cash.

           3.  On December 20, 1984, Whitney Associates

bought 66,667 shares of Common Stock for $500,000 in

cash.

                                                 Page 9 of 19 Pages



             4.   On December 20, 1984, the 8,000 shares of

Preferred Stock previously acquired by Whitney Associates

were exchanged for 106,666 shares of Common Stock.

             5.   On January 3, 1985, Whitney Associates pur-

chased 22,167 shares of Common Stock for $166,250 in cash.

             6.   On July 2, 1986, Whitney Associates purchased

125,000 Shares pursuant to the Agreement for $1,125,000.


             Item 4:    Purpose of Transaction
                        ----------------------

             Whitney & Co. and Whitney Associates have acquired

the shares of Common Stock held by them as investments.  Each of Whitney & Co. and Whitney Associates will continue to re-

view its investment in Genicom, and each reserves the right,

based on such review, to dispose of any or all of the Common

Stock owned by it or otherwise to change its intentions with respect to any or all of the matters referred to in this

Item 4.  Subject to the preceding sentence and the other

information set forth herein, neither Whitney & Co. nor

Whitney Associates has formulated any plans or proposals

which relate to or would result in:

             (a)  The acquisition by any person of additional

securities of Genicom, or the disposition of securities

of Genicom.

                                                 Page 10 of 19 Pages



             (b)  An extraordinary corporate transaction, such

as a merger, reorganization or liquidation, involving Genicom or any of its subsidiaries;

             (c)  A sale or transfer of a material amount of

assets of Genicom or any of its subsidiaries;

             (d)  Any change in the present board of directors

or management of Genicom, including any plans or proposals

to change the number or term of directors or to fill any

existing vacancies on the board;

             (e)  Any material change in the present capitaliza-

tion or dividend policy of Genicom;

             (f)  Any other material change in Genicom's busi-

ness or corporate structure;

             (g)  Changes in Genicom's charter, by-laws or

instruments corresponding thereto or other actions which may impede the acquisition of control of Genicom by any person;

             (h)  Causing a class of securities of Genicom to

be delisted from a national securities exchange or to cease

to be authorized to be quoted in an inter-dealer quotation

system of a registered national securities association;

             (i)  A class of equity securities of Genicom

becoming eligible for termination of registration pur-

suant to Section 12(g)(4) of the Securities Exchange Act

of 1934, as amended; or

                                                 Page 11 of 19 Pages



             (j) Any action similar to any of those enumerated above.


             Item 5:    Interest in Securities of the Issuer
                        ------------------------------------

             (a)  Whitney & Co. owns 1,497,244 shares of Common

Stock (or 15.7% of the total outstanding), and Whitney Asso-

ciates owns 1,653,833 shares of Common Stock (or 17.3% of

the total outstanding).  Whitney & Co. and Whitney Associates own in the aggregate 3,151,077 shares of Common Stock (or

33% of the total outstanding).*

             (b)  Each of Whitney & Co. and Whitney Associates

has sole power to vote and dispose of the securities of

Genicom which it owns.



_____________________

* The figures for the amounts held by Whitney & Co. and Whitney Associates do not include: (a) the following shares of Common Stock owned directly by the following general partners of Whitney & Co., with respect to all of which Whitney & Co. and Whitney Associates disclaim beneficial ownership: (i) Harry A. Marshall - 2,813 shares; (ii) David T. Morgenthaler II - 6,680 shares;
    (iii) Russell E. Planitzer - 3,347 shares; (iv) Edward V. Ryan - 3,800 shares; and (v) Benno C. Schmidt - 42,226 shares; (b) 29,936 shares of Common Stock previously transferred by Whitney & Co. to retired general partners of Whitney & Co.; (c) 21,600 shares of Common Stock owned directly by donees of the general partners of Whitney & Co., with respect to which the respective general partners disclaim beneficial ownership; and (d) 46,187 shares of Common Stock previously transferred by Whitney & Co. to the limited partners of Whitney & Co., with respect to which Whitney & Co. disclaims beneficial ownership.

                                                 Page 12 of 19 Pages



             (c)  There have been no transactions in securi-

ties of Genicom effected during the past sixty days by

Whitney & Co., Whitney Associates or any general partner

of Whitney & Co., other than the acquisition by Whitney &

Co. and Whitney Associates of the Shares pursuant to the

Agreement.

             (d)  No other person has the right to receive

or the power to direct the receipt of dividends from, or

proceeds from the sale of, the securities of Genicom owned

by Whitney & Co. and Whitney Associates.

             (e)  Not applicable.


             Item 6:    Contracts, Amendments, Understandings
                        -------------------------------------
                        or Relationships with Respect to
                        --------------------------------
                        Securities of the Issuer
                        ------------------------

             In addition to the Agreement (EXHIBIT 1), Whitney

& Co. and Whitney Associates are parties to Registration

Rights Agreements with Genicom dated October 21, 1983,

December 20, 1984, December 20, 1984 and January 3, 1985,

respectively, (EXHIBITS 2 through 5), which provide for

certain registration rights with respect to certain of

the Common Stock held by Whitney & Co. and Whitney Associates.

             On July 7, 1986, Whitney & Co. and Whitney Asso-

ciates executed a joint filing agreement, a copy of which

is annexed hereto as EXHIBIT 6.

                                                 Page 13 of 19 Pages



             The terms of EXHIBITS 1 through 6 are incorporated

herein by reference.

             Except as set forth above, there are no contracts,

arrangements, understandings or relationships (legal or

otherwise) among Whitney & Co. and Whitney Associates or

among Whitney & Co. and Whitney Associates or among Whitney

& Co. and Whitney Associates and any other person with

respect to any securities of Genicom including but not

limited to transfer or voting of any of the securities,

finder's fees, joint ventures, loan or option arrangements,

puts or calls, guarantees of profits, division of profits

or loss, or the giving or withholding of proxies.


             Item 7:    Material to be Filed as Exhibits
                        --------------------------------

             EXHIBIT 1        - Agreement

             EXHIBIT 2        - Registration Rights Agreement
                                dated October 21, 1983

             EXHIBIT 3        - Registration Rights Agreement
                                dated December 20, 1984

             EXHIBIT 4        - Registration Rights Agreement
                                dated December 20, 1984

             EXHIBIT 5        - Registration Rights Agreement
                                dated January 3, 1985

             EXHIBIT 6        - Joint Filing Agreement

                                                 Page 14 of 19 Pages



             After reasonable inquiry and to the best of its

knowledge and belief, each of Whitney & Co. and Whitney

Associates certifies that the information set forth in

this statement is true, complete and correct.

Dated:    July  7, 1986

                                           J.  H. WHITNEY & CO.


                                           By:   /s/ Edward V. Ryan
                                                 ---------------------
                                                   General Partner


                                           J.  H. WHITNEY ASSOCIATES

                                           By:   J. H. Whitney & Co.
                                                 General Partner


                                                  By: /s/ Edward V. Ryan
                                                      -------------------
                                                         General Partner